FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 25, 2004

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
          Grand-Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press release dated March 24, 2004.

The information contained in this report is incorporated by reference into Registration Statement No. 333-111779 and No. 333-112948.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: March 25, 2004	By:	/s/ Bruno Nieuwland

	Name:	Bruno Nieuwland
	Title:	Chief Financial Controller

Item 1

MILLICOM INTERNATIONAL CELLULAR S.A.

FOR IMMEDIATE RELEASE
March 24, 2004

MIC SUBSCRIBER REVIEW

New York, London and Luxembourg – March 24, 2004 – Millicom International Cellular S.A. (Nasdaq Stock Market: MICC) (“MIC”), the global telecommunications investor, announces the completion of a review of its subscriber base. This review was undertaken to ensure that MIC was consistent in the way it accounted for subscribers on a global basis, so tightening MIC’s strict subscriber definition. The effect of the review is that some 243,000 subscribers have been churned out bringing the total subscriber number to 5,748,508 and the proportonial subscribers number to 4,011,465 today, still slightly ahead of the year end 2003 reported subscriber numbers.

This review has minimal revenue impact and MIC’s revenue growth for the first quarter of 2004 is expected to be higher than the revenue growth for the fourth quarter of 2003. The results will be reported on April 20.

The largest impact came from the regulatory authority in Paraguay introducing a new ruling on 15th November 2003 that instructs operators to remind customers that leaving a voicemail has a cost to the caller. As a result, in March 2004 MIC has seen an increasingly significant churn from low revenue generating subscribers. MIC anticipates the subscriber base in Paraguay being reduced by approximately 150,000 and this will result in a revenue loss of approximately $200,000 per month.

Following these adjustments in Paraguay MIC undertook a review for all other markets to ensure compliance with the stricter definition used for subscriber reporting, leading to another 93,000 subscribers being churned. This subsequent review will not impact revenues.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A members or persons acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has a total of 16 cellular operations and licenses in 15 countries. The Group’s cellular operations have a combined population under license of approximately 382 million people. In addition, MIC provides high-speed wireless data services in five countries.

CONTACTS:

Marc Beuls	Telephone: +352 27 759 327
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best	Telephone: +44 20 7321 5022
Investor Relations
Shared Value Ltd, London

Visit our web site at http://www.millicom.com

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